UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: November 25, 2016	By	/S/ S. J. Cheng
Name: S. J. Cheng
Title: Chairman & President

(i)	The Taiwan Hsinchu Science Park Administration, Ministry of Science and Technology has approved ChipMOS TECHNOLOGIES Inc.’s (the “Company”) registration to cancel 155,000 previously issued, restricted employee shares (collectively the “Cancellation”). An approval letter was received on November 24, 2016 and the Company issued a public announcement in Taiwan acknowledging the approval.

(ii)	As a result of the Cancellation, the Company’s issued share capital was reduced accordingly. Before the Cancellation, the Company’s paid-in capital was NT$8,871,212,610, and the net book value per share was NT$20.19. After the Cancellation, the Company’s paid-in capital is NT$8,869,662,610, while the net book value per share remains NT$20.19. The net book value per share referred to in this paragraph is calculated in accordance with the financial statements of the first three quarters of the fiscal year 2016.